FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  17 July 2003


                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Schedule 10 - Notification of Major Interests in Shares


1   Name of company:


International Power plc



2   Name of shareholder having a major interest:


Merrill Lynch Investment Managers Limited


3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:



As above



4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:


Nutraco Nominees Limited
(Designated & Undesignated)                 72,670,498


Merrill Lynch Pensions Nominees Limited
A/C NONCERT                                  8,008,658


Merrill Lynch Pensions Nominees Limited          5,000


Treasury of the Government
of the Isle of Man
A/C 5                                          784,569



Treasury of the Government
of the Isle of Man
A/C 10                                         346,776



Stamford Nominees                              195,100
A/C CHARTY


Chase Nominees Limited                      11,658,755


Nortrust Nominees Limited                   11,132,267


Bank of New York Nominees Limited            4,526,627


Junction Nominees Limited                   13,294,457


State Street Nominees Limited                1,765,758


Morgan Nominees Limited                      1,026,775


Other Names                                  7,834,442



5   Number of shares/amount of stock acquired:


Not known



6   Percentage of issued class:


Not known


7   Number of shares/amount of stock disposed:


Not known



8   Percentage of issued class:


Not known



9   Class of security:


Ordinary shares of 50 pence each



10  Date of transaction:


Not known



11  Date company informed:


17 July 2003



12  Total holding following this notification:


133,249,682



13  Total percentage holding of issued class following this notification:


11.97%




14  Contact name for queries:


1.  Investors                             Grant Jones
2.  Media                               Aarti Singhal



15 Contact telephone number:



1.  44-207-320-8619
2.  44-207-320-8681



16  Name of company official responsible for making notification:


Stephen Ramsay - Company Secretary



17  Date of notification:


17 July 2003








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary